Exhibit 12.1

POPULAR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Quarter ended			Year ended December 31,
	September 30, 2014		September 30, 2013	2013	2012	2011	2010	2009(1)
Income (loss) from continuing operations before income taxes and cumulative effect of accounting changes	($202,686)		$130,451	$320,305	$160,282	$239,148	$242,942	($579,694)
Fixed charges:
Interest expense and capitalized interest	623,254		242,999	315,685	379,086	505,523	653,603	754,506
Estimated interest component of net rental payments	6,996		7,104	9,874	9,752	13,470	26,688	28,866
Total fixed charges including interest on deposits	630,250		250,103	325,559	388,838	518,993	680,291	783,372
Less: Interest on deposits	79,614		105,968	137,364	184,089	269,487	350,881	501,262
Total fixed charges excluding interest on deposits	550,636		144,134	188,195	204,749	249,506	329,410	282,110
Income before income taxes and fixed charges (including interest on deposits)	$427,564		$380,554	$645,864	$549,120	$758,141	$923,233	$203,678
Income (loss) before income taxes and fixed charges (excluding interest on deposits)	$347,950		$274,586	$508,500	$365,031	$488,654	$572,352	($297,584)
Ratio of earnings to fixed charges
Including interest on deposits	(A	)	1.5	2.0	1.4	1.5	1.4	(A	)
Excluding interest on deposits	(A	)	1.9	2.7	1.8	2.0	1.7	(A	)
Ratio of earnings to fixed charges and preferred stock dividends
Including interest on deposits	(A	)	1.5	2.0	1.4	1.4	1.4	(A	)
Excluding interest on deposits	(A	)	1.9	2.6	1.8	1.9	1.7	(A	)

(1)	The computation of earnings to fixed charges and preferred stock dividends excludes the results of discontinued operations.

(A)	During the nine months period ended September 30, 2014 and during the year ended December 31, 2009, earnings were not sufficient to cover fixed charges or preferred stock dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $205 million and $625 million to achieve ratios of 1:1 in the corresponding periods of 2014 and 2009, respectively.

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